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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                       PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF FEBRUARY, 2000

                                ---------------

                               PETSEC ENERGY LTD

                           Level 13, 1 Alfred Street
                                Sydney, NSW 2000
                                   Australia
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]


           Form 20-F      X                   Form 40-F
                      ---------                          ---------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes                           No    X
                      -----                         -----


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                               PETSEC ENERGY LTD
                              (A.C.N. 000 602 700)


8 February 2000


The Manager, Companies
Australian Stock Exchange Limited
Level 10
20 Bridge Street
SYDNEY   NSW 2000


Dear Sir

                        RE: AMERICAN DEPOSITARY RECEIPTS
                        --------------------------------

Petsec Energy Ltd (ASX:PSA; NYSE:PSJ) has American Depositary Receipts ("ADR's") listed on the New York Stock Exchange ("NYSE"). In 1999, the NYSE introduced new criteria for continued listing on that exchange, including provisions relating to minimum stock price, amount of shareholder equity (under US accounting principles) and global market capitalisation.

On 9 November 1999 the Company announced that it did not meet the NYSE requirement that both market capitalisation and total stockholder's equity be greater than US$50 million and in compliance with the NYSE rules Petsec Energy Ltd had submitted for NYSE approval, a plan to enable the Company to comply with the NYSE requirements by February 2001. The NYSE advised today that it has not accepted the plan.

In addition, the 30 trading-day average global market capitalisation of Petsec Energy Ltd has fallen below US$15 million and the 30 trading-day average price of its ADR's on the NYSE has fallen below US$1.00, both NYSE listing criteria.

As a result, the NYSE today advised that the ADR's of Petsec Energy Ltd would be suspended from trading on NYSE on and from 6 March 2000. Petsec Energy Ltd is investigating alternative markets for the ADR's.

The action by the NYSE does not affect the quotation of the Company's ordinary shares on the Australian Stock Exchange.

Yours faithfully

/s/ G.H. FULCHER

G.H. FULCHER
Company Secretary

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PETSEC ENERGY LTD



Date: February 10, 2000                   By: /s/ Ross A. Keogh
                                              ----------------------------
                                              Name:  Ross A. Keogh
                                              Title: Chief Financial Officer